Filed by Entergy Corporation

	Pursuant to Rule 425 under the Securities Act of 1933

	      And deemed filed pursuant to Rule 14a-12
	       Of the Securities Exchange Act of 1934

		Subject Company: Entergy Corporation
		     Commission File No. 1-11299


Joint Press Release of FPL Group, Inc and Entergy Corporation with attachments


Logo of Florida Power Group                   Logo of Entergy


  ENTERGY AND FPL GROUP AGREE TO A $27 BILLION MERGER OF EQUALS
	   CREATING THE NATION'S LARGEST POWER COMPANY

The New Company, With More Than 48,000 MW of Generating Capacity,
		Will Serve 6.3 Million Customers

Juno Beach, FL and New Orleans, LA (July 31, 2000) - FPL Group,
Inc. (NYSE: FPL) and Entergy Corporation (NYSE: ETR) today announced they have agreed to combine in a merger of equals, creating the largest power company in the nation.

The new company, which will be named at a later date, will be the largest U.S. electric utility and the largest power producer. Based on the closing stock prices of both companies on Friday, July 28, 2000, the combined company will have a total enterprise value of more than $27 billion, ($16.4 billion in equity market capitalization and $10.7 billion in debt and preferred stock).

The new company will combine and leverage strategically positioned assets to create a premier energy company. The company will have a strong market position in wholesale generation, trading, marketing and transportation.

Under the terms of the agreement, which was approved unanimously by the boards of directors of both companies, each holder of FPL Group common stock will receive 1.00 share of the new holding company for each share of FPL Group common stock, and each holder of Entergy common stock will receive 0.585 of a share of the new holding company for each share of Entergy common stock, in a tax-free, stock-for-stock exchange. The transaction will be immediately accretive to both companies, based on consensus security analysts' earnings estimates. Average annual earnings per share growth for the combined company is expected to be ten percent or more.

FPL Group and Entergy have authorized share repurchase programs totaling $1 billion to be implemented prior to the close of the merger. The programs ($570 million at FPL Group and $430 million at Entergy) include remaining authorizations from the companies' existing share repurchase programs.

The newly combined company expects to pay a dividend that is consistent with FPL Group's current dividend policy. Based on FPL Group's current annual dividend of $2.16 per share, Entergy's shareholders would receive $1.26 per share on an as-converted basis compared to Entergy's current dividend of $1.20 per share.

The merger combines two high performance cultures to create a company that will be ranked the:

  -   #1 electric utility serving more than 6.3 million customers
  - #1 power producer with a generating capacity of more than 48,000 megawatts
  -   #2 nuclear power generator with more than 10,000 megawatts
  -   #2 among utilities in market capitalization at $16.4 billion

The combined company will be one of the nation's largest independent power producers with nearly 10,000 net megawatts of unregulated generating capacity. Also, through Entergy's pending venture with Koch Industries, the combined company will be one of the largest U.S. marketers of both electric power and natural gas, will own 10,000 miles of strategic natural gas pipeline assets, and will be the world market leader in weather derivatives.

In addition to becoming one of the largest energy organizations, the new company will be a top performer on a number of operational criteria. Florida Power & Light, the principal subsidiary of FPL Group, has long achieved customer service ratings in the top 10 percent of the industry, and an independent study published in April ranked Entergy first among all U.S. electric utilities for year-over-year improvement in customer satisfaction. The combined electric generation fleet will be an environmental leader, with emission rates among the lowest of all U.S. generating companies. It will also be one of the most efficient, with operating costs among the lowest in the industry. The new company will be the U.S. leader in natural gas generating capacity - and the nation's largest user of natural gas.

Benefits of the Transaction

Earnings Growth "We are creating a company with the scope and scale to prosper in the changing industry marketplace," said James L. Broadhead, chairman and chief executive officer of FPL Group, Inc. "We expect to deliver average annual earnings per share growth of ten percent or more over the next several years fueled by a combination of revenue enhancement opportunities and cost savings. Our strong balance sheet and increased cash flows will enable our new company to more aggressively pursue profitable growth opportunities."

Strategic Fit "The merger combines two strategically aligned, financially healthy companies into an organization that has no equal in the industry," said J. Wayne Leonard, chief executive officer of Entergy Corporation. "We both have divested non-core businesses and are focusing on enhancing our utility operations. At the same time, we are rapidly growing our wholesale generation businesses with an emphasis on clean energy from nuclear, natural gas, and renewable energy sources. The Entergy-Koch venture brings premier trading and risk management skills and creates the potential to link our industry-leading gas positions through the Gateway Pipeline. Combining our assets and skills will not only enhance our ability to achieve these strategic goals, but will also create the opportunity to move to a new level as a leading energy company."

Benefits to Customers "FPL has demonstrated consistent year-over-year improvement in key performance and customer satisfaction measures and is an industry leader in plant operations, customer service and system reliability," said Mr. Leonard. "Over the past two years, our employees at Entergy have dramatically improved our service quality as well. When we combine best practices, we expect to further enhance the level of service provided by both companies. Stakeholders can count on our new company to carry on the values shared by both Entergy and FPL
Group: safety as our highest priority, quality service, environmental responsibility and good corporate citizenship."

Competitive Strength. Mr. Broadhead said, "In addition to strengthening our utility operations, we will be creating one of the largest, most financially sound, and fastest growing wholesale generating companies, with all the critical capabilities in place to ensure even greater success. By combining our premier operating skills, solid project development expertise and vast energy marketing and trading resources, we expect to accelerate our growth and to maximize the value of our portfolio.

"Through its pending ventures with other industry leaders such as Koch Industries and The Shaw Group, Entergy has taken an innovative approach to add to its capabilities and to expand its growth opportunities," said Mr. Broadhead. "We would expect these partnerships to provide added benefit to our combined company as we grow our wholesale generation portfolio."

Strategic Outlook of the New Company

The new company will carry out the closely aligned business strategies of FPL Group and Entergy, which are based on strong core utility operations and growth in wholesale energy markets, primarily in clean, low-cost electric generation. It will pursue additional growth through development of electric, natural gas, weather and telecommunications products and services for a large and diverse customer base.

Utility Operations

The regulated utility business within the merged company will serve more than 6.3 million customers through its affiliates Florida Power & Light, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi and Entergy New Orleans. The super-regional utility will own and operate 38,400 megawatts of capacity. It will be the largest operator of gas-fired power plants and the largest buyer of natural gas and residual fuel oil in the country.

Through concerted efforts to reduce costs and improve service, the combined company expects to effectively compete in any market environment. As unregulated retail opportunities continue to expand, the combined company will be well positioned to leverage its superior scale and scope through deploying e-commerce applications for customer aggregation, transactions and billing.

Nuclear Operations

The combined company will be a premier national nuclear company, a strategic goal adopted by Entergy in 1998. It will be the second-largest nuclear generator in the country, with more than 10,000 megawatts of utility and competitive nuclear capacity at eight Entergy units - including two units on which Entergy expects to complete purchase later this year - and four FPL Group units.

The new company expects to leverage its combined nuclear expertise and experience - including efficient plant operations, turnaround of underperforming units, acquisitions, decommissioning, and license extension - to capitalize on opportunities in the consolidating nuclear industry. The merger will combine FPL Group's nuclear units, recognized as some of the best-run plants in the country, with Entergy's growing fleet.

For 1997-1999, Entergy's and FPL Group's nuclear units achieved a combined capacity factor of 10 percentage points above the industry average. Bringing together the companies' nuclear generation operations will enhance the ability to manage risk, serve customers and leverage the talent and resources in the two organizations across nuclear operations in the company's regulated utility businesses and competitive generation markets.

Wholesale Operations

By combining both companies' wholesale operations, the merged company expects to more aggressively grow its portfolio and capture more value from its assets. The two companies have almost 10,000 megawatts of non-utility generating capacity today and, after the merger, we plan to grow to more than 30,000 megawatts by 2004.

Several factors that will enable the combined company to profitably grow its wholesale generation business include:

  -   World class operating skills;
  -   Strong, proven development teams;
  -   Scale and scope to execute projects more quickly;
  - 76 gas turbines under contract with General Electric for delivery through 2005;
  - A venture with The Shaw Group, which is expected to close soon, to accelerate construction and reduce costs of new projects;
  - A soon-to-be-completed venture with Koch Industries to fully leverage its current and future portfolio, manage risks and to capitalize on new markets such as weather derivatives.

These integrated wholesale capabilities - from trading and risk management to origination to development to asset financing and management will allow the combined company to create and capture more value from existing assets and to deploy more capital-efficient strategies.

Energy Marketing & Trading

Once merged, Entergy and FPL Group will benefit from one of the largest energy marketing and trading operations in the country. Later this year, Entergy expects to close its previously announced agreement with Koch Industries under which the companies agreed to form Entergy-Koch L.P., which is expected to rank among the nation's top 10 energy commodity traders in terms of combined volumes of electricity and natural gas. Entergy-Koch is expected to trade more than 100 million megawatts/year and to create a significant marketing platform to sell the company's wholesale generation. It also will procure more than 7-8 billion cubic feet of gas per day for the combined company. The venture also includes Koch's Gateway natural gas pipeline, a 10,000-mile system serving the Gulf South region.

The combined company expects its trading organization to enhance its utility and wholesale operations, as well as develop new products, such as Koch's innovative weather derivatives, to generate additional revenue opportunities. The combined company will also offer the opportunity for expansion of the Gateway pipeline into the growing Florida market.

Telecommunications

The new company also will operate a wholly owned subsidiary, FPL FiberNet, offering fiber optic capacity in Florida on a wholesale basis. Formed in January 2000, the company operates a 1,600-route mile fiber optic network in Florida and is building intra-city networks to serve Florida's top 15 metropolitan markets. Through agreements with other providers, it offers an 8,500-route mile network throughout the fast-growing Southeast market.

FPL FiberNet will add to its existing 45,000-fiber mile system to reach approximately 500,000 fiber-miles within the next few years in order to meet the exploding demand for fiber capacity in Florida and connections to Latin America. The combination with Entergy provides additional telecommunications opportunities in Entergy's traditional service territory.

Transaction Details

Based on the number of common shares currently outstanding, FPL
Group shareholders will own 57 percent of the common equity of the combined company, and Entergy shareholders will own 43 percent.

The combined company expects the merger will provide annual synergies growing from $150 million to $275 million over the first few years after closing. Of the total, the regulated businesses should realize annual cost savings of $110 million to $150 million, derived from eliminating duplicate corporate and administrative positions and programs, as well as procurement economies. The competitive businesses expect annual cost savings and revenue enhancements of $40 million to $125 million. Additionally, the competitive businesses expect to realize annual capital expenditure savings of $50 million to $100 million.

The companies will seek to minimize workforce effects of the merger through a variety of efforts. All union contracts will be honored.

Mr. Broadhead will serve as chairman of the combined company, and Mr. Leonard will become president and chief executive officer. The new company's board of directors, which will include both Mr. Broadhead and Mr. Leonard, will initially consist of 15 members, eight from FPL Group and seven from Entergy.

The merged company will locate its corporate headquarters in Juno
Beach, FL and will have its Utility Group headquarters in New
Orleans. Each of the company's six utilities will continue to maintain its headquarters at its present location.

The merger requires the approval of shareholders of both companies, the Securities and Exchange Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and the Federal Communications Commission; the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act; and the completion of regulatory procedures in Arkansas, Florida, Louisiana, Mississippi, Texas and the city of New Orleans. The companies' objective is to complete the transaction within 15 months.

Merrill Lynch & Co., Inc. acted as financial advisor to FPL Group. Morgan Stanley Dean Witter and J.P. Morgan & Co. Incorporated acted as financial advisors to Entergy. Cravath, Swaine and Moore acted as legal counsel to FPL Group. Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to Entergy.

Company Information

FPL Group, with annual revenues of more than $6 billion, is one of the nation's largest providers of electricity-related services with a generating capacity of more than 20,000 megawatts. Its principal subsidiary, Florida Power & Light, serves 3.8 million customer accounts in Florida. FPL Group employs 11,350 employees and operates in 17 states. FPL Energy, LLC, FPL Group's independent power production subsidiary, is a leader in generating electricity from clean and renewable fuels. Information is available on the Internet at www.fplgroup.com.

Entergy Corporation, with annual revenues of nearly $9 billion, is a major global energy company engaged in power production, distribution operations, and related diversified services, with more than 12,200 employees. It is also a leading provider of wholesale energy marketing and trading services. Entergy owns, manages or invests in power plants generating nearly 30,000 megawatts of electricity domestically and internationally and delivers electricity to about 2.5 million customers in portions of Arkansas, Louisiana, Mississippi and Texas. Information is available on the Internet at www.entergy.com.

Information on Entergy's venture partners: Koch Industries Inc., the second-largest privately held company and one of the most successful energy traders in the United States, is involved in virtually all phases of the oil and gas industry, as well as in chemicals, plastics, energy services, chemical and environmental technology products, asphalt products, metals and mineral services, ranching, financial services, and ventures. The Shaw Group Inc., the world's leading innovator of turnkey piping solutions and provider of erection services, has experience in the construction of over 200,000 megawatts of electric generation worldwide.


Safe Harbor Statement under the Private Securities Litigation
Reform Act of 1995

This press release contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone:
(561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (514) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.

			     #  #  #



Press Teleconference Information:

Note to Editors: There will be a press teleconference on Monday, July 31, 2000 at 12:00 pm (Eastern time). The dial in number is
(888) 243-1681 (within the U.S.) and (212) 993-0207
(internationally). You can visit FPL Group and Entergy merger web site at: www.dealinfo.com/fplgroup-entergy.


Satellite Uplink for FPL Group and Entergy B-Roll:

Monday, July 31, 2000                   Monday, July 31, 2000
7:00 am - 7:30 am (Eastern time)        12:00 pm - 12:30 pm (Eastern time)
Telstar 6 Transponder 9 C-Band          Telstar 6 Transponder 9 C-Band
Downlink Frequency 3880 Vertical        Downlink Frequency 3880 Vertical

If you have any technical questions or problems with the satellite feed for B-Roll, please call Brett Curran at (212) 627-
5622.


Contacts for FPL Group:                      Contacts for Entergy:
Investors:                                   Investors:
Lisa Kuzel                                   Renae Conley
(561) 694-4697                               504-576-4947
lisa_kuzel@fpl.com                           econley@entergy.com

For Media Inquiries:                         For Media Inquiries:
305-552-3888                                 504-576-4238

Logo of FPL Group                               Logo of Entergy


		    Transaction Overview

	     -    Tax-free, stock-for-stock transaction
Terms:       -    Each holder of FPL Group common stock will
		  receive 1.00 share of the new holding company
	     -    Each holder of Entergy common stock will receive
		  0.585 of a share of the new holding company
	     -    Accounted for as a purchase

	     -    Total enterprise value of more than $27 billion;
Combined          market capitalization of
Company           $16.4 billion based on closing stock prices on July
Financials:       28, 2000
	     -    The transaction will be immediately accretive to
		  both companies
	     -    Average annual earnings per share growth of 10%
		  or more

	     -    FPL Group and Entergy have authorized share
Share Buy-        repurchase programs totaling $1 billion to be
Back:             implemented prior to the close of the merger.  The
		  programs ($570 million at FPL Group and $430 million at Entergy) include remaining authorizations from the companies' existing share repurchase programs

	     -    The newly combined company expects to pay a
Dividend:         dividend that is consistent with FPL Group's current
		  dividend policy. Based on FPL Group's current annual dividend of $2.16 per share, Entergy's shareholders would receive $1.26 per share on an as-converted basis compared to Entergy's current dividend of $1.20 per share

Synergies:   -    Annual synergies growing from $150 million to
		  $275 million over the first few years after closing
	     -    Of the total, the regulated businesses should
		  realize annual cost savings of $110 million to $150 million, derived from eliminating duplicate corporate and administrative positions and programs, as well as procurement economies
	     -    The competitive businesses expect annual cost
		  savings and revenue enhancements of $40 million to $125 million
	     -    Additionally, the competitive businesses expect
		  to realize annual capital expenditure savings of $50 million to $100 million

	     -    James L. Broadhead, FPL Group Chairman and CEO,
Management &      to become Chairman
Board:       -    J. Wayne Leonard, Entergy CEO, to become
		  President and CEO
	     -    Board to consist of 15 members: 8 from FPL and 7
		  from Entergy

	     -    Approval by shareholders of both companies
Approval     -    SEC, FERC, FCC, NRC, HSR
Process:     -    The completion of regulatory procedures in
		  Arkansas, Florida, Louisiana, Mississippi, Texas and the city of New Orleans
	     -    The companies' objective is to complete the
		  transaction within 15 months

	     -    Corporate headquarters will be located in Juno
Headquarters:     Beach, FL
	     -    Utility Group headquarters will be located in New
		  Orleans, LA
	     -    Each of the company's six utilities will continue
		  to maintain its headquarters at its present location

Logo of FPL Group                               Logo of Entergy


			Combined Company Statistics

			FPL Group               Entergy

As of 12/31/99
Revenues                $6.4 billion            $8.8 billion

Net Income              $681* million           $552 million

Operating Cash flow     $1.6 billion            $1.3 billion

Net debt to total
 book capital           40%                     42%

Shares outstanding
 as of 06/30/00         170 million **          223.5 million

Market capitalization   $9.4 billion            $7.0 billion

Generating capacity
  Utility Operations    16,444 MW               22,662 MW
  Wholesale Operations  4,165 MW                5,633 MW

Retail customers        3.8 million             2.5 million

Employees               11,350                  12,214

Utility Operations      Florida Power & Light   Entergy Arkansas
						Entergy Gulf States
						Entergy Louisiana
						Entergy Mississippi
						Entergy New Orleans

Key non-utility
 operations             FPL Energy:             Entergy Wholesale Operations:
			independent power        Power development and
			 generation              wholesale energy marketing

			FPL Fibernet:           Entergy Nuclear Inc.
			Fiber Optic              Generation, decommissioning,
			 network in Florida      other operations

						Entergy-Koch L.P.:
						 energy marketing, trading,
						 transportation (pending)

 * Excludes non-recurring
** Net of unallocated ESOP shares

FPL Group, Inc.
Fact Sheet
					     Logo of FPL Group






FPL GROUP, INC.
Fact Sheet


FPL Group, Inc. (NYSE: FPL) is one of the largest providers of electricity-related services in the United States. The company employs approximately 11,350 people and has operations in 17 states. The company is recognized as having world-class power generation operations, with an impressive environmental record. Annual revenues in 1999 exceeded $6 billion.

Its principal subsidiary, Florida Power & Light Company, serves more than seven million people along the eastern seaboard and southern portion of Florida. Founded in 1925, FPL delivers power from 34 major generating units, plus non-utility sources, over approximately 66,000 miles of electric lines. The utility expects customer accounts and usage per customer to grow a total of 4 percent annually over the next several years. FPL electric rates are lower than any major investor-owned electric utility in Florida and 15 percent lower than the industry average.

FPL power plants have a current generating capacity of 16,444 megawatts (MW). By 2003, the company will have added nearly 2,100 megawatts to its capacity by repowering four older oil-fired power plants with high-efficiency, gas-fired combined-cycle generators. It is also adding 636 MW of single-cycle units by 2003 to meet customer demand during high electricity usage periods.

Since the early 1990s, FPL Group has focused on reducing costs, improving quality and customer satisfaction, and investing outside of Florida in environmentally favored generation technologies. As a consequence, the company is one of the largest, cleanest, most efficient and financially sound providers of electricity in the country.

FPL Energy, its independent power production subsidiary, was formed in 1998 and operates in 15 states. With a 4,165 net-megawatt portfolio of generation units, FPL Energy produces 85 percent of its electricity from clean natural gas or renewable energy sources such as wind, hydro and solar. It has announced plans to build plants that would add more than 2,000 MW to its operations by 2003.

FPL Group Affiliates

       - Florida Power & Light Company - one of the largest electric utilities in the U.S., serving 3.8 million customer accounts in Florida.

       - FPL Energy LLC - an independent power production subsidiary that produces electricity from clean and renewable fuels and has plants in operation, construction or development in 15 states.

       - FPL FiberNet LLC - a wholly owned subsidiary offering fiber optic capacity in Florida on a wholesale basis. Formed in January 2000, the company operates a 1,600-mile fiber optic network in Florida and is building intra-city networks to serve Florida's top 15 metropolitan markets.

       - Energy Marketing & Trading - a division of FPL and one of the top ten physical power markets in the U.S. Its activities are focused on enhancing the performance of FPL and FPL Energy, and its trading is principally around company-owned generating assets


     FPL and the Environment

     Generating power to meet increasing demand brings with it a responsibility to respect our world's ecosystem - the land, air, water and life that surround us.

     As one of the cleanest and most efficient utilities in the world, the company strives for continuous improvement. Along with its commitment to produce power in a manner that is sensitive to the environment, the company takes responsibility to restore and maintain the natural environment in which its facilities are located and where its employees and customers live.

     One of the pillars of FPL's environmental efforts is its programs to protect endangered species. At several power plant sites, FPL maintains active programs for protecting endangered or threatened species, such as the American crocodile and alligator, the Florida manatee, the southern bald eagle, wood storks, sea turtles and the Florida panther.

Financial Highlights
FINANCIAL RESULTS                             1999        1998
(in millions, except per share amounts)
Operating Revenues                           $6,438     $6,661
Operating Income                               $920     $1,252
Net Income                                     $681*      $664
Earnings Per Share                            $3.98*     $3.85
Cash Flows From Operating Activities         $1,563     $1,743
Total Assets                                $13,441    $12,029
COMMON STOCK DATA
Average Shares Outstanding **                   171      712.5
Dividends Per Share                           $2.08      $2.00
OPERATING DATA
Entergy Sales (millions KWh)                 88,067     89,362
Customers (thousands)                         3,800      3,680
Residential                                     56%        57%
Commercial                                      37%        36%
Industrial                                       3%         3%
Other                                            4%         4%
Employees                                    10,717     10,375


*Excludes non recurring items
**Net of unallocated ESOP shares

FPL Group Executive Team

  - James L. Broadhead, Chairman and Chief Executive Officer
  - Paul Evanson, President, Florida Power & Light Company
  - Lewis Hay III, President, FPL Energy

FPL Group, Inc.


       Corporate Offices                  Lisa Kuzel
      700 Universe Blvd.         Director, Investor Relations
	P. O. Box 14000             Phone:  (561) 694-4697
 Juno Beach,  Florida  33408-0420        Fax:  (561) 694-4620
     Phone (561) 694-4000         email:  lisa_kuzel@fpl.com
       www.fplgroup.com
					Media Relations
				    Phone:  (305) 552-3888

					Logo of Entergy


Entergy Corporation
Fact Sheet


Entergy Corporation (NYSE:ETR) is a leading energy company, with the third-largest electric generating capacity of any U.S. company. Entergy owns, managers, or invests in nearly
30,000 megawatts of electric generation domestically and internationally. Entergy also ranks among the nation's largest utility companies, serving 2.5 million retail electric customers through five regulated subsidiaries in Arkansas, Louisiana, Mississippi and Texas. The company employs approximately 12,000 people. Annual revenues in 1999 were $8.8 billion.

In 1998, Entergy refocused on its core strengths and renewed its commitment to its stakeholders: investors, customers, regulators, and employees. Entergy's refocused strategy targeted superior performance in utility operations and new growth in core competencies: power development and nuclear power operations. This refocus led to the divestiture of non-core businesses, primarily international electric distribution operations. The $4.6 billion divestiture program contributed to a dramatic improvement in Entergy's financial integrity.

Entergy operates five nuclear plants in its regulated service territory with a combined capability of 4,785 megawatts. These plants rank in the top quartile of the U.S. nuclear industry based on operating and safety performance. Through Entergy Nuclear, Entergy has expanded into New England by purchasing a sixth plant, the 670-megawatt Pilgrim Nuclear Power Station in Massachusetts. In addition, the company's purchase of the New York Power Authority's Indian Point 3 and FitzPatrick nuclear plants is expected to close this year, pending approvals by the Nuclear Regulatory Commission and other regulatory agencies. Entergy also manages decommissioning activities at two other plants, Maine Yankee and Millstone Unit 1. Entergy expects to purchase and operate five to eight additional nuclear plants through 2005, more than doubling the nuclear capacity to more than 10,000 megawatts.

Entergy Wholesale Operations, Entergy's independent power production subsidiary, currently owns, manages, or invests in generation projects and merchant power plants, with 3,000 net megawatts of generation now in operation or construction. Beginning in 2000, the company's goal is to add more than 1,500 megawatts per year to its portfolio. Entergy has allocated
$3.9 billion of capital investment over the next five years to fund projects and opportunities that meet or exceed risk and return hurdles. In 1999, the company signed multi-year agreements with General Electric to supply 32 gas turbines and four steam turbines, which will provide a competitive advantage in a tight turbine market. Entergy expects projects in its home region over the next five years to use more than half of these turbines.

Entergy Corporation
Fact Sheet



In April 2000, Entergy and privately held Koch Industries, one of the nation's most successful energy traders, formed a company to engage in the marketing and trading of power, natural gas, and other energy-related commodities. The venture will be one of the leading energy companies in North America. It will also include the 10,000-mile Koch Gateway natural gas pipeline system. Entergy also is joining forces with The Shaw Group to create a new company that will provide management, engineering, procurement, construction and commissioning services to build electric power plants.

Since 1996, Entergy has worked for a competition plan that benefits all customers and preserves the reliability of the electrical system. Two of the states it serves, Arkansas and Texas, have passed legislation to open their electricity markets to competition as early as January 1, 2002.

Entergy Affiliates

Entergy Arkansas, Entergy Gulf States, Entergy Louisiana,
Entergy Mississippi, Entergy New Orleans - utilities serving
2.5 million retail electric utility customers

Entergy Nuclear - executes Entergy's strategy to build a premier national nuclear company by acquiring, operating and providing services to nuclear plants in the United States

Entergy Wholesale Operations - owns, manages, or invests in generation projects and merchant power plants focusing on North
America and Europe.

Entergy-Koch L.P. (a pending venture with Koch Industries) - will deliver, market and trade power, natural gas and other energy-related commodities, including weather derivatives

Entergy and the Environment

As one of the largest producers of electric power in the U.S., Entergy recognizes the leadership role incumbent on a company of its stature and resources. The company is an advocate of public policy that will preserve and enhance the environment.

Entergy is one of the cleanest utilities in the country. The company's commitment to the environment is demonstrated in the investments the company has made in nuclear and gas-fired generation. In 1999, Entergy reaffirmed that commitment through the purchase of combined-cycle gas turbines, with state-of-the-art environmental technology. Entergy has also reduced greenhouse emissions by more than 21 million tons over the last nine years.

In 1999, the company established an Environmental Stewardship
Program to award grants to environmental projects, nominated by Entergy employees, around our region.

Entergy Corporation
Fact Sheet



Financial Highlights

FINANCIAL RESULTS                            1999         1998
(in millions, except per share amounts)
Operating Revenues                          $8,773      $11,495
Operating Income                            $1,252       $1,512
Net Income                                    $552         $739
Earnings Per Share                           $2.25        $3.00
Cash Flows From Operating Activities        $1,307       $1,753
Total Assets                               $22,985      $22,837
COMMON STOCK DATA
Average Shares Outstanding                   245.1        246.4
Dividends Per Share                          $1.20        $1.50
OPERATING DATA
Retail Energy Sales (millions kWh)         100,519      100,224
Customers (thousands)                        2,522        2,495
	  Residential                          30%          31%
	  Commercial                           24%          23%
	  Industrial                           43%          43%
	  Other                                 3%           3%
Employees                                   12,214       12,697

Entergy Executive Team

  -  Robert v.d. Luft, Chairman
  -  J. Wayne Leonard, Chief Executive Officer
  -  Donald C. Hintz, President
  -  C. John Wilder, Chief Financial Officer
  -  Jerry Jackson, Executive Vice President
  -  Horace Webb, Senior Vice President - External Affairs

Entergy Corporation

      Corporate Offices                Renae Conley
      639 Loyola Avenue          Vice President, Investor
       P.O. Box 61000                   Relations
    New Orleans, LA 70161         Phone: (504) 576-4947
    Phone: (504) 576-4000          Fax: (504) 576-2897
       www.entergy.com          email: econley@entergy.com
				     Media Relations
				  Phone: (504) 576-2890

Logo of FPL Group                       Picture of James L. Broadhead





		      James L. Broadhead
	     Chairman and Chief Executive Officer
			FPL Group, Inc.


James L. Broadhead is chairman and chief executive officer of FPL Group, Inc., a $6 billion electricity services company. He also is chairman and chief executive officer of FPL Group's principal subsidiary, Florida Power & Light Company, which serves more than seven million people along the eastern seaboard and the southern portion of Florida and is one of the largest electric utilities in the nation. Other businesses of FPL Group include: FPL Energy, which owns and operates power plants in the U.S. and abroad; and FPL FiberNet, which owns and leases fiber optic networks in Florida and the Southeast.

Since joining FPL Group in 1989, Mr. Broadhead has successfully focused the company's efforts on strengthening its core business, Florida Power & Light, and expanding its energy-related operations outside of Florida. At Florida Power & Light, Mr. Broadhead has emphasized lower costs, improved quality and customer focus, and increased speed and flexibility. As a result of the company's success in those areas, the price FPL customers pay for electricity is 15 percent lower than the national average. At the same time, service reliability remains well above the national average. Outside Florida, Mr. Broadhead has employed a strategy utilizing the company's proven strengths in the generation of electricity, with particular emphasis on environmentally favored fuels such as natural gas, wind, solar and hydro.

Prior to joining FPL Group, Mr. Broadhead was president of GTE Telephone Operations and a member of GTE's board of directors. Before his association with GTE, Mr. Broadhead was president of St. Joe Minerals Corporation. He had previously served in a variety of positions there beginning in 1968, including general counsel, vice president of corporate development, vice president of finance for St. Joe Petroleum Corporation, and president of St. Joe Zinc Company.

Mr. Broadhead received a bachelor's degree in mechanical engineering from Cornell University in 1958 and a juris doctor degree in 1963 from Columbia University Law School. He is a director of Delta Air Lines, Inc., the Pittston Company, and New York Life Insurance Company, and a Trustee of Cornell University. He also is a member of the Business Roundtable and the Business Council.

Mr. Broadhead is past chairman of the Florida Olympic Committee and of Partners in Productivity, a state and private partnership to improve the efficiency and effectiveness of Florida's government. He also is past president of the Foundation for the Malcolm Baldrige National Quality Award.

Logo of Entergy                         Picture of J. Wayne Leonard


			J. Wayne Leonard
		     Chief Executive Officer
		       Entergy Corporation


J. Wayne Leonard is chief executive officer of Entergy Corporation, a U.S.-based global energy company with power production, distribution operations and related diversified services. Entergy is the third-largest U.S. generator of electric power, and its utilities serve 2.5 million customers in four states. Mr. Leonard joined Entergy in April 1998 as president and chief operating officer of domestic business units. He assumed responsibility for Entergy's international operations in August 1998 and became chief executive officer in 1999.

Since Mr. Leonard became CEO, Entergy has focused its strategy on the company's core competencies in power development and nuclear generation, along with renewed attention to the core utility business. The strategy has led to improvement in the company's financial and operational performance. Under Mr. Leonard, Entergy has focused on improving customer service and reliability in its utility operations, building stronger relationships with regulators, and managing a successful transition to competition. The results of improved service to customers were seen in 1999, as complaints to regulators declined by 33 percent and Entergy ranked first among U.S. electric utilities in year-over-year improvement in customer satisfaction.

Prior to joining Entergy, Mr. Leonard was president of the Energy Commodities Strategic Business Unit at
Cinergy Corp. and of Cinergy Capital and Trading. He was responsible for all power plants and support operations;
fuel procurement; environmental management; national commodity electric trading, origination and marketing; risk management and capital services.

Mr. Leonard began his career at PSI Energy, serving as the company's senior vice president and chief financial officer from 1989 to 1994. Upon the merger with The Cincinnati
Gas & Electric Company, which created Cinergy in 1994,
Mr. Leonard was named group vice president and chief financial officer, in which capacity he served until 1996.

Mr. Leonard earned his bachelor's degree in accounting in 1973 from Ball State University and his master's degree in business administration in 1987 from Indiana University. He is a member of the American Institute of Certified Public Accountants. He serves on the Boards of Directors for the New Orleans YMCA, the New Orleans Museum of Art, the New Orleans United Way, and the Edison Electric Institute. He is also a member of the Tulane University President's Council, the Committee for a Better New Orleans, the Business Council of New Orleans, and the Business Roundtable.
In August 1999, Mr. Leonard was asked by President Clinton to lead a new Mississippi River Delta business-to-business mentoring effort called BusinessLINC.

		       FAQs / Website



1.   Why are FPL Group and Entergy merging?
     The merger creates one of the largest, strongest and cleanest energy companies in the nation. It combines two high performance cultures to create a company that will be ranked the:

     - #1 electric utility serving more than 6.3 million customers
     - #1 power producer with a generating capacity of more than 48,000 megawatts
     - #2 nuclear power generator with more than 10,000 megawatts
     - #2 among utilities in market capitalization at $16.4 billion

     The combined company will be one of the nation's largest independent power producers with nearly 10,000 net megawatts.

     Through this combination of two leading companies, we expect to achieve tremendous potential for enhanced performance and accelerated growth. This combination is a perfect fit. Both companies are strong operators, particularly of nuclear and natural gas-fired generation plants, with a relentless focus on system reliability and customer service.

     In addition to the enhanced opportunities in our utility business, we expect our substantial combined independent power projects and marketing and trading organizations to drive higher growth as we are able to increase the amount of competitive energy we sell into key markets.

     In summary, we believe the combination of our complementary strategies, skills, geographies and financial strength will make this an unbeatable combination.

2. What will shareholders receive when the merger is completed?
     Each holder of FPL Group common stock will receive 1.00 share of the new holding company for each share of FPL Group common stock, and each holder of Entergy common stock will receive 0.585 of a share of the new holding company for each share of Entergy common stock, in a tax-free, stock-for-stock exchange.

     The combined company will have a total enterprise value of $27 billion, ($16.4 billion in equity market capitalization and $10.7 billion in debt and preferred stock) based on the closing stock prices of both companies on Friday, July 28, 2000. Based on the number of common shares currently outstanding, FPL Group shareholders will own 57 percent of the common equity of the combined company, and Entergy shareholders will own 43 percent.


3.   Will this transaction be immediately accretive?
     The transaction will be immediately accretive to both companies, based on consensus security analysts' earnings estimates.

4.   What is the combined company's expected earnings growth?
     With the combination of revenue enhancement opportunities and the cost synergies, we expect to deliver average annual earnings per share growth of ten percent or more over the next several years fueled by a combination of revenue enhancement opportunities and cost savings. In addition, our strong balance sheet and increased cash flows will enable our new company to pursue profitable growth opportunities.

5.   What will be the combined company's dividend policy?
     The newly combined company expects to pay a dividend that is consistent with FPL Group's current dividend policy. Based on FPL Group's current annual dividend of $2.16 per share, Entergy's shareholders would receive $1.26 per share on an as-converted basis compared to Entergy's current dividend of $1.20 per share.

6.   Will the merger result in savings?
     The combined company expects the merger will provide annual synergies growing from $150 million to $275 million over the first few years after closing. Of the total, the regulated businesses should realize annual cost savings of $110 million to $150 million, derived from eliminating duplicate corporate and administrative positions and programs, as well as procurement economies. The competitive businesses expect annual cost savings and revenue enhancements of $40 million to $125 million. Additionally, the competitive businesses expect to realize annual capital expenditure savings of $50 million to $100 million.

7.   When will the transaction be completed?
     The companies' objective is to complete the transaction within 15 months.

8.   When will shareholders vote on this transaction?
     It is expected that the shareholders will vote on the transaction in the first quarter of 2001. Shareholders will receive proxy materials describing the transaction in detail approximately one month prior to the vote.

9.   What approvals are required to complete the transaction?
     The merger requires the approval of shareholders of both companies, the Securities and Exchange Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and the Federal Communications Commission; the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act; and the completion of regulatory procedures in Arkansas, Florida, Louisiana, Mississippi, Texas and the city of New Orleans.


10.  What will the name of the new company be?
     The company will be named at a later date.

11.  Who will lead the new company?
     James L. Broadhead, chairman and chief executive officer of FPL Group, Inc., will serve as chairman of the combined company, and J. Wayne Leonard, chief executive officer of Entergy Corporation will become president and chief executive officer.

12.  What will be the composition of the board of directors?
     The new company's board of directors, which will include both Mr. Broadhead and Mr. Leonard, will initially consist of 15 members, eight from FPL Group and seven from Entergy.

13.  Where will the corporate headquarters be located?
     The merged company will locate its corporate headquarters in Juno Beach, FL and will have its Utility Group headquarters in New Orleans, LA. Each of the company's six utilities will continue to maintain its headquarters at its present location.

14.  Who can help answer my questions?
     FPL Group shareholders can contact Boston EquiServe at 888-
     218-4392 or by written correspondence addressed to Boston
     Equiserve, L.P., P.O. Box 8040, Boston,
     MA 02266-8040.  They can also contact FPL Shareholders
     Services at (800) 222-4511.

     Entergy shareholders can contact Entergy Investor Relations
     Department at 800-292-9960 or by written correspondence addressed to Investor Relations Department, Entergy
     Corporation, P.O. Box 61000, L-ENT-16I, New Orleans,
     LA 70113.

			   #  #  #

Powerpoint Presentation
FPL Group,Inc./Entergy Corporation
Monday, July 31, 2000

FPL Group, Inc      Entergy Corporation
Company Logo        Company Logo

Slide Presentation
SLIDE 0

[FPL Group Logo][Entergy Logo]

SLIDE 1

[FPL Group Logo][Entergy Logo]

A Powerful Combination
July 31, 2000
Today's Presenters
		     James L. Broadhead
		   Chairman, President and
		   Chief Executive Officer
		       FPL Group, Inc.

		      J. Wayne Leonard
		   Chief Executive Officer
		     Entergy Corporation

SLIDE 2

[FPL Group Logo][Entergy Logo]

Safe Harbor Statement
Safe Harbor Statement under the Private Securities
Litigation Reform Act of 1995:
This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

SLIDE 3

[FPL Group Logo][Entergy Logo]

		     James L. Broadhead

		   Chairman, President and
		   Chief Executive Officer
		       FPL Group, Inc.

SLIDE 4

[FPL Group Logo][Entergy Logo]

Transaction Highlights

Merger of Equals:  FPL Group Owns 57% (1.0 share)
	    Entergy Owns 43% (0.585 share)

Management:    James L. Broadhead - Chairman
	  J. Wayne Leonard - President & CEO

Board Members: 8 from FPL Group
	  7 from Entergy

Corporate HQ:  Juno Beach, Florida
	       New Orleans, Louisiana
Dividend: FPL Group's - Currently$2.16

SLIDE 5

[FPL Group Logo][Entergy Logo]

Creating Shareholder Value
- Transaction is immediately accretive
- Annual synergies of $150 million - $275 million
- Earnings per share growth of 10% or more
- Secure dividend
- $1 billion share repurchase authorization

SLIDE 6

[FPL Group Logo][Entergy Logo]

Substantial Anticipated Synergies
2002-2004 Annual Synergies Growth* ($M)

[Bar chart depicting]

Utility             150
	       110
+
Competitive         125
		 40
+
Competitive CapEx   100
		 50
=
Total Synergies          $375 in 2004
	       $200 in 2002

* Synergies are pre-tax and do not include cost to achieve.

SLIDE 7

[FPL Group Logo][Entergy Logo]

Regulatory Action Plan

[Chart]
Federal:  SEC  FERC  NRC
State/Local:  AR FL LA TX MS New Orleans

Target:  Close Within 15 Months

SLIDE 8

[FPL Group Logo][Entergy Logo]

A Powerful Combination

- Scope and scale to exploit changing marketplace

SLIDE 9

[FPL Group Logo][Entergy Logo]

Creating an Industry Leader

U.S. Utility Ranking

[Star Chart depicting]

Customers      6.3 million         #1
Generation Capacity 48,000+ MW          #1
Nuclear Generation  10,000+ MW          #2
Equity Market Value $16.4 billion       #2

SLIDE 10

[FPL Group Logo][Entergy Logo]

A Powerful Combination
- Scope and scale to exploit changing marketplace
- Superior financial strength
- Strong set of core competencies
- Management focus on shareholder value

SLIDE 11

[FPL Group Logo][Entergy Logo]

A Merger of Equals

The Nation's Largest Power Company
Top-Performing Super-Regional Utility
Leading Wholesale Energy Business

SLIDE 12

[FPL Group Logo][Entergy Logo]

A Super Regional Utility

[Map depicting service territory of FPL and Entergy]

38,400 MW Capacity
6.3 Million Customers

SLIDE 13

[FPL Group Logo][Entergy Logo]

A Top-Performing Utility

What's Needed for Success                    Combined
Platform

Strong Customer Base                         #1 in customers
				   High growth regions

Superior generating capacity                 #1 in
generating capacity
				   High plant availability

Quality service                              Top quartile
performer
Low cost operations                     in reliability,
customer
Strong regulatory relations                       service
and price

Other competitive advantages                 Clean
generation
				   Strong cash flow

SLIDE 14

[FPL Group Logo][Entergy Logo]

A Merger of Equals

The Nation's Largest Power Company
Top-Performing Super-Regional Utility
Leading Wholesale Energy Business

SLIDE 15

[FPL Group Logo][Entergy Logo]

Strong Combined Presence in Key Regions
A Leading Indepenent Power Producer

[Map of the United States depicting FPL and Entergy IPP sites]

SLIDE 16

[FPL Group Logo][Entergy Logo]

 A Leading Wholesale Energy Business
What's Needed for Success               Combined Platform

Large Generation Base              9,800 MW, predominately
				   Nuclear and gas

Development pipeline               Growing to 30,000+ MW by
				   2004

Construction skills                     Low-cost
				   construction, turbine
				   availability
				   & scale economies (Shaw)

Superior plant operations          World-class skills

Risk management               Top 10 trading company (Koch)
& asset optimization

Regional portfolios           Complementary regional
			      presence

SLIDE 17

[FPL Group Logo][Entergy Logo]

		      J. Wayne Leonard

		   Chief Executive Officer
		     Entergy Corporation

SLIDE 18

[FPL Group Logo][Entergy Logo]

A Merger of Equals

The Nation's Largest Power Company
Top-Performing Super-Regional Utility
Leading Wholesale Energy Business

SLIDE 19

[FPL Group Logo][Entergy Logo]

A Diversified and Balanced Customer Base
1999 Retail MWh by Customer Class (%)

[Pie charts depicting the following]

     Residential    Commercial     Industrial     Other
Entergy     30%            24%            43%       3%
FPL Group   52%            41%            5%        2%
Combined    41%            31%            25%       3%


SLIDE 20

[FPL Group Logo][Entergy Logo]

The Largest Generator - and One of the Cleanest
Capacity by Generation Mix

[Bar chart depicting thousands of MWs by type of plant
(oil/other, coal, nuclear, and gas)]

	  Clean MW in 000s    % clean (gas + nuclear)
Combined       31                  79%
AEP/CSR        11                  29%
SO             5                   15%
PE/UCM         16                  58%
ETR            18                  80%
TXU            15                  72%
ED/NU          12                  69%
CPL/FPC        7                   43%
DUK            7                   39%
FPL            13                  78%

SLIDE 21

[FPL Group Logo][Entergy Logo]

An Environmental Advantage - Low Emissions

[Bar charts depicting lbs/MWh of CO2, SO2, and NOx Emissions for various utilities including FPL and ETR]

Source: Natural Resource Defense Council, 1998, for SPELEC companies available

SLIDE 22

[FPL Group Logo][Entergy Logo]

A Merger of Equals

The Nation's Largest Power Company
Top-Performing Super-Regional Utility
Leading Wholesale Energy Business

SLIDE 23

[FPL logo][Entergy logo]

A Growing Competitive Portfolio
[Pie charts showing total MW of competitive generation in 2000 and 2004, and composition by fuel type]

SLIDE 24

[FPL logo][Entergy logo]

Turbine Availability Supports Growth
[Bar graph reflecting cumulative MW from 2000 to 2005 and number of turbines delivered each year]

SLIDE 25

[FPL logo][Entergy logo]

Aggressive Development Schedule
Cumulative MW Operating
[Graph reflecting projected growth from 2000 to 2004 in nonregulated generation capacity]

SLIDE 26

[FPL logo][Entergy logo]

Premier National Nuclear Company
What's Needed for Success          Combined Platform
Nuclear core competency       Recognized leader in industry
			      with PWR, BWR, turnaround
			      experience
Large fleet                   More than 10,000 MWs
Regional economies of scale   2,475 MW in Northeast
Decommissioning capabilities  Building expertise through
			      service contracts
Management resources               Strong, deep bench
Strong regulatory interface   Experience with license
			      transfer and extension
Efficient operations               High plant availability

SLIDE 27

[FPL logo][Entergy logo]

Trading and Marketing - Scale and Skills

What's Needed for Success          Combined Platform
Physical gas trading               Top 7-9 (7-8 BCF/D)
Financial gas trading         Top 3-5 (40-60 BCF/D)
Electricity trading           Top 5-7 (120 million MWh)
Weather derivatives market    30% of market
Access to strategic gas assets 10,000 mile Gateway
Access to power assets        10,000 MWs and growing
Access to resid/gas
Switching capability               100-150 MBPD
Access to retail load         6.3 million customers

SLIDE 28

[FPL logo][Entergy logo]

Scale Improves Optionality
Top 15 U.S. Consumers of Natural Gas
[Bar graph reflecting amount of natural gas used (BCF/D) in 1999 by top 15 U.S. consumers, and FPL/Entergy combined]

SLIDE 29

[FPL logo][Entergy logo]

Gateway - A Strategically Positioned Pipeline
[Map showing Entergy-Koch's Gateway Pipeline,
Williams/Duke's Proposed Buccaneer Pipeline and
Enron/Sonat's Florida Gas Transport Pipeline]

SLIDE 30

[FPL logo][Entergy logo]

FPL FiberNet - A Value Enhancer
[Maps showing FPL FiberNet of 1,600 route miles and Entergy
Fiber Network of 2,150 route miles]
Combined Platform
-3,750 route miles
-FPL FiberNet building 15 metro intra-city networks and plans >500,000 fiber miles
-Opportunity to extend to Entergy's metro areas

SLIDE 31

[FPL logo][Entergy logo]

Financial Headroom
[Scatter diagram reflecting 2000 Estimated Dividend Payout percentages and Common Equity Ratios of certain utility companies]

SLIDE 32

[FPL logo][Entergy logo]

Strong Cash Flow
Operating Cash Flows
[Bar graph of operating cash flows for 2002, 2003 and 2004
(in billions of dollars)]

SLIDE 33

[FPL logo][Entergy logo]

"Pure Play" Value Proposition
Sources of Value
6.3 million customers
+48,000 MW generation
+20,000 MW project pipeline
+10,000 mile gas pipeline
+Trading and marketing
+21,500 transmission miles
+151,900 distribution miles
+3,750 route mile fiber network
=A Wealth of Value

SLIDE 34

[FPL logo][Entergy logo]

A Powerful Combination

Strategy:
-Maintain and enhance utility operations
-Profitably grow wholesale portfolio
-Enhance growth through additional strategic ventures
Platform:
-Premier utility franchises in growing Gulf South region
-Strategically positioned on nation's largest natural gas resource
-48,000 MW of balanced generation capacity
-World-class trading and market capabilities
Execution:
-Proven management team
-Track record of delivering on our promises
Results:
-Earnings per share growth of 10% or more
-Excellent cash flow position
-Strong balance sheet
-Immediately accretive

SLIDE 35

[FPL logo][Entergy logo]

Addendum

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger.
Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.

SLIDE 36

[FPL logo][Entergy logo]

A Powerful Combination

This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

PARTICIPANTS IN SOLICITATION

Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.